Exhibit 21.1

Subsidiaries of Blue Ridge Bankshares, Inc.

Subsidiary	Jurisdiction of organization
Blue Ridge Bank, National Association	United States
PVB Properties, LLC	Virginia
MoneyWise Payroll Solutions, Inc.	Virginia